May 3, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Louis Gries
James Hardie Industries N.V.
4th Level, Atrium, unit 04-07
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands

Re: 	Form 20-F for the fiscal year ended March 31, 2004
File No. 001-15240

Dear Mr. Gries:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
824-
5612 or, in his absence, the undersigned at (202) 942-1950 with any questions.

Sincerely,



Pamela A. Long
Assistant Director


Cc:	Mr. Mark W. Shurtleff
Mr. Eric C. Nelson
Gibson, Dunn & Crutcher LLP
Jamboree Center
4 Park Plaza, Suite 1400
Irvine,  CA 92614
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Mr. Kenneth A. Swanstrom
April 12, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE